FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Lumina Copper Corp.

(Translation of registrant's name into English)

1550-625 Howe Street, Vancouver, B.C.  V6C 2T6  Canada

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                    Form 40-F  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ________

No: :        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant  has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMINA COPPER CORP.

"Robert Pirooz"

Dated:

August 11, 2004

By:  ______________________________

Name:

Robert Pirooz

Title:

Vice President

NEWS RELEASE
TSX-V: LUM
“AUGUST 11-2004”	NR:04-17

LUMINA REPORTS FIRST AND SECOND QUARTER 2004 HIGHLIGHTS

Vancouver, British Columbia – Lumina Copper Corp. reports on its activities and financial results for the quarters ended March 31, 2004 (“first quarter”) and June 30, 2004 (“second quarter”).

FIRST QUARTER

  Lumina initiated a drill program on its Regalito Property, Chile.

  An agreement to acquire a 100% interest in the Relincho Property, Chile was closed in January, 2004.

  In January, Lumina completed a private placement and issued 2,030,200 units for net proceeds of $8,152,153.

  In March, 2004 Lumina acquired the leasehold interest in the Molino mining concession, which is located adjacent to Lumina’s Galeno Property in Peru.

  As at March 31, 2004, Lumina had cash and cash equivalents of $9,659,006 and working capital of $9,595,764.  Total assets were $17,401,889.  The Company has no long-term debt.

  Net loss for the three-month period was $253,448.

SECOND QUARTER

  Second quarter activity focused on the drill program at Regalito, with approximately half of the planned 23,500-meter program completed to date.  A metallurgical testing program is underway.  A preliminary economic evaluation has been completed which will be further refined as new drill results are received.

  On July 14, 2004 Lumina’s shares were approved for listing on the Toronto Stock Exchange.

  Lumina’s shares began trading on the American Stock Exchange on May 10, 2004.

  As at June 30, 2004, Lumina had cash and cash equivalents of $7,820,466 and working capital of $7,059,723.  Total assets were $18,197,487.  The Company has no long term debt.

  Net loss for the three and six month periods ended June 30, 2004 were $506,636 and $760,084 respectively.

The above summaries of activities and financial results should be read in conjunction with Lumina’s unaudited interim financial statements and Management’s Discussion and Analysis for the periods ended March 31, 2004 and June 30, 2004, which are available at www.sedar.com.

“The Copper Development Company”

Lumina Copper Corp. is engaged in acquisition, exploration and development of copper resources in both

North and South America

LUMINA COPPER CORP	For further information contact:
David Strang, VP Corporate Development
Signed: "Anthony Floyd"	dstrang@luminacopper.com
tel: + 604 687 0407
Anthony Floyd, President	fax: + 604 687 7401

Footnotes

1CAUTION REGARDING FORWARD LOOKING STATEMENTS:

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995:  Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Act of 1995.  Such forward-looking statements, including but not limited to those with respect to the price of copper, gold and molybdenum, the timing and amount of future production, costs of production, reserve and resource determination and reserve conversion rates, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks relating to the integration of acquisitions, risk relating to international operations, risks relating to joint-venture operations, the actual results of current exploration activities, conclusions of economic evaluations, changes in project and exploration parameters as plans continue to be refined, future prices of copper, gold and molybdenum, as well as those factors discussed in the section entitled "Risk Factors" in the Form 20-F as on file with the Securities and Exchange Commission in Washington, D.C.  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES:

This presentation uses the terms "Measured", "Indicated" and "Inferred" Resources.  U.S. Investors are advised that while such terms are recognized and required by Canadian regulations, the Securities and Exchange Commission does not recognize them.  "Inferred Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies.  U.S. Investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into reserves.  U.S. Investors are also cautioned not to assume that all or any part of an Inferred Resource exists, or is economically or legally mineable.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50311, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml.

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041

FORM 53-901.F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

LUMINA COPPER CORP.

#1550 – 625 Howe Street

Vancouver, BC   V6C 2T6

Item 2.

Date of Material Change

August 11, 2004

Item 3.

Press Release

A News Release dated August 11, 2004 was issued in Vancouver, BC, and disseminated through CCN Matthews.

Item 4.

Summary of Material Change

Lumina Copper Corp. reports on its activities and financial results for the quarters ended March 31, 2004 (“first quarter”) and June 30, 2004 (“second quarter”).

Item 5.

Full Description of Material Change

Vancouver, British Columbia – Lumina Copper Corp. reports on its activities and financial results for the quarters ended March 31, 2004 (“first quarter”) and June 30, 2004 (“second quarter”).

FIRST QUARTER

  Lumina initiated a drill program on its Regalito Property, Chile.

  An agreement to acquire a 100% interest in the Relincho Property, Chile was closed in January, 2004.

  In January, Lumina completed a private placement and issued 2,030,200 units for net proceeds of $8,152,153.

  In March, 2004 Lumina acquired the leasehold interest in the Molino mining concession, which is located adjacent to Lumina’s Galeno Property in Peru.

  As at March 31, 2004, Lumina had cash and cash equivalents of $9,659,006 and working capital of $9,595,764.  Total assets were $17,401,889.  The Company has no long-term debt.

  Net loss for the three-month period was $253,448.

SECOND QUARTER

  Second quarter activity focused on the drill program at Regalito, with approximately half of the planned 23,500-meter program completed to date.  A metallurgical testing program is underway.  A preliminary economic evaluation has been completed which will be further refined as new drill results are received.

  On July 14, 2004 Lumina’s shares were approved for listing on the Toronto Stock Exchange.

  Lumina’s shares began trading on the American Stock Exchange on May 10, 2004.

  As at June 30, 2004, Lumina had cash and cash equivalents of $7,820,466 and working capital of $7,059,723.  Total assets were $18,197,487.  The Company has no long term debt.

  Net loss for the three and six month periods ended June 30, 2004 were $506,636 and $760,084 respectively.

The above summaries of activities and financial results should be read in conjunction with Lumina’s unaudited interim financial statements and Management’s Discussion and Analysis for the periods ended March 31, 2004 and June 30, 2004, which are available at www.sedar.com.

Item 6.

Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for such reliance.

N/A.

Item 7.

Omitted Information

N/A.

Item 8.

Senior Officers

ROBERT PIROOZ

Vice President                             Telephone: (604) 687-0333

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 11th day of August, 2004.

LUMINA COPPER CORP.

Per:

“Robert Pirooz”

_______________________________

Robert Pirooz,

Vice President